Exhibit 99.3

INDEMNIFICATION AGREEMENT

THIS INDEMNIFICATION AGREEMENT (the “Agreement”) is made as of the 22nd day of August, 2004 by and between Ness Technologies, Inc. (“Company”) and Gartner, Inc. (“Gartner”).

Gartner hereby consents to the use by Company in Company’s Registration Statement on Form S-1 filed with the SEC and all amendments thereto (“Filing”), of the Gartner material set forth on the attached Exhibit A (“Gartner Information”), subject to the following terms and conditions.

The Gartner Information in the Filing shall be presented as representing data or viewpoints published by Gartner, and not as a representation of fact. Company acknowledges that Gartner is unable to assume responsibility for third parties’ reliance on information contained in the Filing, including Gartner Information, and agrees to indemnify and hold harmless Gartner, its officers, employees and agents, from and against any and all claims liabilities and losses (including reasonable attorney’s fees) arising, directly or indirectly, out of the use of the Gartner Information in the Filing.

This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without reference to conflict of law principles.

Ness Technologies, Inc.		Gartner, Inc.

By:	/s/ Raviv Zoller	By:	/s/ Sally Pinkerton
Name:	Raviv Zoller	Name:	Sally Pinkerton
Title:	President & CEO	Title:	VP, Vendor Relations
Date:	22-8-04	26-8-04

Exhibit A

Ness Technologies Inc. would like to include the following quotes in our S-1 filing with the SEC:

Citation No. 1

Gartner Inc., an independent industry analyst, forecasted in its Gartner Dataquest Market Databook of June, 2004 that the global IT services market will grow from approximately $569 billion in 2003 to approximately $762 billion in 2008, a compound annual growth rate of approximately 6.0%.

Gartner source document number: G00121589, titled “Gartner Dataquest Market Databook, June 2004 Update,” Table 1-1, published 9 July 2004.

Citation No. 2

According to Gartner’s report ‘‘A Look at India for Offshore Sourcing Options’’ of July 2003, 40% of U.S. enterprises are already sourcing some IT services through a global delivery model, and by the end of 2004, more than 80% of U.S. executive boards will have considered offshore outsourcing.

Gartner source document number: AV-18-8057, titled “A Look at India for Offshore Sourcing Options,” published 29 July 2003, page 1.

Citation No. 3

According to Gartner’s report “A Look at India for Offshore Sourcing Options” of July 2003, Indian IT services providers accounted for an estimated $10 billion of IT services delivered in 2002.

Gartner source document number: AV-18-8057, titled “A Look at India for Offshore Sourcing Options,” published 29 July 2003, page 1.

Citation No. 4

In 2003, the North American market alone represented approximately 45% of total worldwide IT services spending, according to the Gartner Dataquest Market Databook of June 2003, which concentration is expected to continue in the future.

Gartner source document number: G00121589, titled "Gartner Dataquest Market Databook, June 2004 Update," Table 2-11, published 9 July 2004.